January 9, 2008

United States Securities & Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

ATTN: Babette Cooper

Re:	Form 10-KSB for Fiscal Year Ended

December 31, 2006

Filed March 21, 2007

File No. 0-24151

Dear Ms. Cooper:

In your letter dated January 3, 2008 you indicate:

“We have read your response to comment 5 of our letter dated December 4, 2007. You have not specifically addressed whether your mortgage banking activities qualify for segment reporting based on the conditions of paragraph 18 of SFAS 131. Please provide us with your quantitative analysis of the conditions specified therein.”

Paragraph 18 of SFAS 131 directs that, “An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds:

a. Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all reported operating segments.

b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

c. Its assets are 10 percent or more of the combined assets of all operating segments.”

Our quantitative analysis for the mortgage banking activities for years ending December 31, 2005 and 2006 is as follows:

Mortgage loans produced for sale (“Department”)

Quantitative analysis

	Department [1]	Company Total	Department as a % of total
Revenues (interest income + non-interest income)
2005	$718,762	$15,883,000	4.5%
2006	$695,594	$20,091,442	3.5%
Revenues (net interest income + non-interest income)
2005	$718,762	$11,536,027	6.2%
2006	$695,594	$13,451,418	5.2%
Profit [2]
2005	$46,237	$2,160,213	2.1%
2006	$5,729	$2,779,900	0.2%
Assets [3]
2005	$1,197,809	$245,464,977	0.5%
2006	$1,229,530	$278,946,619	0.4%

1)	Department revenues include gain on sale of loans, interest income & miscellaneous income. All revenues derive from external sources.

2)	In each case, after provision for income taxes.

3)	Department assets are an average for the year.

Based on our analysis, our mortgage banking activities do not achieve any of the quantitative thresholds detailed in paragraph 18 of SFAS 131 which, if met, would require separate segment reporting. SFAS 131, paragraph 17, allows for aggregation of operating segments that sell similar products or services created with similar production processes to similar customers using similar distribution systems in similar regulatory environments, and that have similar economic characteristics. We believe that our mortgage banking activity meets all of the aggregation criteria outlined in the Standard and that separate reporting of mortgage banking activity as separate operating segment information does not meet the quantitative requirements of paragraph 18 nor will it add to an investor’s understanding of our operations because our operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.

Northwest Bancorporation, Inc. at this time is a one bank holding company. The Company and Inland Northwest Bank are managed as a single entity and not by departments or lines of business. Our primary business is that of a traditional banking institution, gathering deposits and originating loans for our portfolio in our primary market area. Lending activities include the origination of real estate, commercial and agricultural business and consumer loans. We are also an active participant in the secondary market, originating residential loans for sale. In addition to interest income on loans and investment securities, we receive other income from deposit service charges, loan servicing fees and from the sale of loans and investments.

Pursuant to our verbal discussion, I will wait to file the amended Form 10-KSB for the fiscal year ending December 31, 2006 until I hear from you regarding this remaining issue. If you have any questions please contact me at (509) 462-3601or, if you prefer, by e-mail at cjurey@inb.com.

Sincerely:

/s/ Christopher C. Jurey
Christopher C. Jurey, CFO
Northwest Bancorporation, Inc.

cc.	John P. Nolan

Lawrence R. Small